

NORTHERN ORION

EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

April 7, 2003

VIA FEDEX


SEC MAIL PROCESSING
RECEIVED
APR 08 2003
WASH. D.C.
181
SECTION

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549



Attention: Mary Cascio

03050192

Dear Sirs/Mesdames:

SUPPL

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
April 7, 2003

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Press Release

1. Northern Orion Closes $4 Million Private Placement – March 26, 2003

B. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – March 5, 2003
2. Material Change Report – March 26, 2003
3. Form 45-102F2 – March 26, 2003

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion closes $4 million Private Placement

NNO - TSX

VANCOUVER, March 24 /CNW/ - Northern Orion (the "Company") is pleased to announce that the recently announced private placement was oversubscribed and has closed. The placement consisted of 40,000,000 units of the Company, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.13 per share for the two years. The units were issued at $0.10, except those issued to insiders or associates, which were issued at $0.115. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded until July 19, 2003 except as permitted by applicable securities laws.

Proceeds of the private placement will be used to fund a portion of the initial payment to BHP Billiton in connection with the Company's purchase of BHP Billiton's 72% interest in the Agua Rica Project (announced in February 2003) and for corporate growth.

Agua Rica is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

(x) Previously released in Northern Orion press release February, 2003 prepared in accordance with National Instrument 43-101
%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS: Vanguard Shareholder Solutions Inc., Tel: (604) 608-0824, 1-866-608-9970, Email: ir(at)vanguardsolutions.ca; David Cohen, President and CEO, info(at)northernorion.com/
(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 14:34e 26-MAR-03

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on February 25, 2003 of 8,900,000 options granted of Northern Orion Explorations Ltd., Northern Orion Explorations Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 5th day of March, 2003.

NORTHERN ORION EXPLORATIONS LTD.

"Shannon M. Ross"
Chief Financial Officer

BC FORM 53-901F
Form 25 (*Securities Act*, 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

March 18, 2003

Item 3. **Press Release**

March 24, 2003

Item 4. **Summary of Material Change**

Northern Orion closes $4 million Private Placement

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

March 26, 2003
Date



Signature

Sargent H. Berner
Name

Secretary
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



NORTHERN ORION
EXPLORATIONS LTD.
Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

NEWS RELEASE

Monday, March 24, 2003 **NNO – TSX**

Northern Orion closes $4 million Private Placement

Northern Orion (the "Company") is pleased to announce that the recently announced private placement was oversubscribed and has closed. The placement consisted of 40,000,000 units of the Company, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.13 per share for the two years. The units were issued at $0.10, except those issued to insiders or associates, which were issued at $0.115. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded until July 19, 2003 except as permitted by applicable securities laws.

Proceeds of the private placement will be used to fund a portion of the initial payment to BHP Billiton in connection with the Company's purchase of BHP Billiton's 72% interest in the Agua Rica Project (announced in February 2003) and for corporate growth.

Agua Rica is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

For more information contact:
INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (604) 608-0824
1-866-608-9970
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

* Previously released in Northern Orion press release February, 2003 prepared in accordance with National Instrument 43-101

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **March 18, 2003** of units consisting of an aggregate of **40,000,000** common shares and **40,000,000** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **26th** day of **March, 2003**.

NORTHERN ORION EXPLORATIONS

By: "David W. Cohen"
David W. Cohen, President & Chief Executive Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.